Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 14, 2007, the Chicago Board Options Exchange, Incorporated posted the following information circular on its member website.

Information Circular IC07-21

Date:	February 14, 2007

To:	CBOE Members and Staff

From:	Office of the Chairman

Re:	Competitive Review

The numbers for CBOE in 2006 tell a great story — leading exchange in volume, third consecutive year of record volume, increased market share and surging seat prices — but numbers aren’t the whole story. Several long-term initiatives drove the numbers at CBOE and, more importantly, set the stage for future growth.  After first highlighting a few of the important numbers from a successful year, the remainder of this letter will discuss the key initiatives behind the numbers, including our conversion to a for-profit business, the continued evolution of the Hybrid market model, blockbuster product innovation and landmark regulatory initiatives.

2006: THE YEAR IN NUMBERS
Volume and Market Share

Record breaking equity and ETF/index option trading propelled overall trading at CBOE in 2006 to an all-time high 674 million contracts, an increase of 44 percent over 2005, the previous record year. CBOE’s volume gains continued to outpace those of the industry, even as industry-wide totals reached all-time record levels. CBOE garnered 33 percent of the overall market share, up 2.2 percentage points from 2005. CBOE’s equity option market share was 26 percent, a 2.0 percentage point increase over 2005.

In 2006, CBOE saw volume increase over the previous year by 48 percent in index options and by 65 percent in the booming ETF option market.  CBOE volume in options on iShares Russell 2000 Index Fund (IWM) increased in 2006, up 177 percent over the previous year and CBOE captured 55 percent of the growing market in IWM options.  All of the major ETF options — including QQQQs, Diamonds and SPDRs — are now multiply listed, and CBOE remains the primary marketplace for ETF options trading. CBOE led the industry with 36 percent of total industry ETF option volume in 2006 thanks to the tremendous efforts of CBOE’s DPMs and floor brokerage community, and to the deep liquidity provided by our floor and electronic market makers.

Seat Prices

CBOE seat prices increased 100 percent in 2006, reaching an historic high of $1.775 million on December 6th. That price was quickly surpassed in 2007, as eight seats have already sold at prices ranging from $1.8 million to $1.9 million dollars. The price of a CBOE seat has increased 117 percent since the beginning of 2006.

2006: KEY CBOE INITIATIVES

CBOE’s Conversion to a For-Profit Business Model: 2006 Results

Results were impressive for CBOE’s first year of for-profit operation. CBOE recorded unaudited after-tax profits of $42.3 million and gross revenue totaled $257.8 million for the year, compared to $10.9 million and $203.1 million, respectively, in 2005.  Certain cost-reduction steps were taken to set the stage for CBOE’s successful for-profit transition, including an 11 percent reduction in staff and a comprehensive organizational review resulting in the implementation of further reductions and greater operational efficiencies throughout the Exchange. Fourth quarter 2006 expenses reflected these changes, with expenses totaling $47.4 million compared to $48.7 million for the same period in 2005. Reducing costs, however, is only part of the profitability equation. The for-profit mode focuses our efforts to add value by strengthening every aspect of CBOE, and by uncovering new sources of revenue throughout the Exchange.  (The complete  report can be found at IC07-016 Unaudited Fourth Quarter 2006 Financial Statements).

Adding Enterprise Value Through Product Innovation

New Products adding “New” Volume

Innovation is not just a buzzword at CBOE.  Product development defines our legacy and continues to hold the key to growing our business.  Last year, CBOE launched nine new products, including options on the CBOE Volatility Index (VIX) and the CBOE Exchange Index (EXQ).

CBOE VIX options were introduced in February 2006 and quickly became the most successful new product ever launched by CBOE.  VIX options averaged 23,000 contracts per day in 2006, adding more than 5 million contracts to CBOE’s bottom line.

On September 19, 2006, CBOE launched options based on the CBOE Exchange Index, which was developed by CBOE to measure the performance of the very popular domestic “exchange space” market sector. As the only measure of this new sector, we expect that EXQ will become a widely-followed industry benchmark over time. “Weekly” options were another important product innovation in 2006. These new, short-term instruments were created by CBOE to provide investors with added flexibility in structuring positions within a portfolio.

Trading in new products at CBOE generated incremental volume of 8.5 million contracts.  Further, new products like EXQ and VIX options are homegrown and trade only at CBOE.  The ability to realize volume gains through new products is the result of a true team effort that combines the dedicated work of staff and members in developing new products, as well as the ongoing marketing efforts of staff, and the willingness of CBOE members to step up and make markets when new products are launched.

Index Litigation Update

In November 2006, the International Securities Exchange (ISE) filed a lawsuit in New York federal court against Standard & Poor’s (S&P) and Dow Jones seeking a declaratory judgment that would allow ISE to list and offer trading in options on the S&P 500 (SPX) Index and the Dow Jones Industrial Average (DJX) without licenses from S&P and Dow Jones, the owners of the indexes, and without regard to CBOE’s exclusive licenses to list and offer trading in those options. In response, CBOE, along with S&P and Dow Jones, filed a suit against ISE in Cook County, Illinois. CBOE’s suit seeks a ruling that would prevent ISE from trading SPX or DJX options, because such trading would violate CBOE’s exclusive license rights in those options. We believe that Illinois is the appropriate forum for the resolution of this dispute.

We will continue to vigorously defend our licensing agreements, contractual rights, and our intellectual property rights. Moreover, we will continue to fight for our right to compete through product innovation, which we believe is at the heart of this matter. Our willingness to assume the cost and the risk of introducing new products far outpaces that of any other options exchange. Some of our competitors would like to trade our more popular, market-tested products, but this type of free-riding and cherry picking is a disincentive to true innovation. Our position on these issues is discussed at length in our letter of November 14, 2006 (IC06-157 CBOE Index Options).

Ongoing Evolution of CBOE’s Hybrid Trading System

Hybrid Enhancements for Options Customers

CBOE’s commitment to its continuously evolving Hybrid Trading System continued to pay dividends in 2006. The numbers clearly validate our commitment to provide the “best of both worlds” and to let the customer decide how he or she wants to trade. While customers increasingly opt for electronic trading (sub-second electronic execution was realized on 96 percent of CBOE Hybrid orders in 2006), the four percent of orders conducted in open outcry currently represents a significant 29 percent of CBOE volume.

Ongoing system upgrades ensure that the CBOE Hybrid Trading System continues to offer unparalleled trading choice in both electronic and open outcry trading. In 2006, CBOE became the first exchange to offer an electronic price improvement auction for complex (multi-legged) orders in the form of Complex Order Auction (COA). Rollout of COA was completed in October, and customers subsequently realized savings of more than $2 million in November and December alone.

CBOE also expanded its Remote Market Maker (RMM) program in 2006, and e-DPMs and RMMs accounted for 60 percent of total Hybrid volume by year’s end.  The RMM program has greatly expanded CBOE’s universe of market participants, and the consolidation of off-floor RMM quotes with those of in-crowd market participants has resulted in deeper, more liquid markets at CBOE.

CBOE continued its Hybrid expansion into index option trading in 2006 with the addition of several key indexes:  Russell 2000 Index (RUT) options and iShares Russell 2000 Index Fund (IWM) options were added in 2006, and Nasdaq-100 Index options (NDX) and S&P 100 Index options with European-style exercise (XEO) were added in January 2007.

Expanding our business through a Multi-Asset Platform

Some exchanges lease or buy technology “off the shelf,” but CBOE owns both its Hybrid Trading System and CBOEdirect, the electronic backbone of that system. Both were built entirely in-house and designed in anticipation of future rollouts and enhancements. The customized, flexible design of its trading system has enabled CBOE to expand into other markets without additional investments in technology. CBOEdirect is now the trade engine for CBOE; for OneChicago, the joint CBOE/CME/CBOT exchange for single stock futures; and for the CBOE Futures Exchange (CFE), our all-electronic futures exchange. CBOEdirect will also power the CBOE Stock Exchange (CBSX), which is expected to launch on March 5, 2007.

Impending “Reg NMS” rules are expected to foster a new era of competition among stock markets resulting in a major shift in the equity landscape, with a significant portion of market share in play. CBOE is seizing the opportunity with the launch of the CBSX, scheduled to coincide with the implementation of Reg NMS on March 5, 2007. CBOE partnered with four leading stock trading firms, Interactive Brokers Group, LLC, LaBranche & Co Inc., Susquehanna International Group, LLP and VanDerMoolen Specialists, LLC, to create the new exchange. We believe CBSX will extend the benefits of our successful options market model to the stock world and provide stock traders with a proven, economical market alternative. With the launch of CBSX, CBOE will offer options, futures and stocks — all trading on a single platform.

Portfolio Margining: Expanding Our Business through Regulatory Initiatives

In December 2006, the SEC approved amendments to CBOE’s rules that will allow for expanded portfolio margining of customer accounts. CBOE was the driving force in moving this initiative through Congress, the CFTC and the SEC. The new rules generally align the amount of margin money required in a customer’s account to the risk of the portfolio as a whole. Current practice is to require margin based on set formulas for various strategies. Other markets already allow for portfolio margining, thus the SEC’s approval of the new rules helps to level the playing field and to make the U.S. equities markets more competitive. We anticipate the new rules, which will be effective April 2, 2007, will significantly increase our business over time.

CBOE to Demutualize

As you know, on February 9, 2007, CBOE Holdings, Inc. filed an S-4 Registration with the SEC in connection with CBOE’s proposed demutualization.  This is an historic step for CBOE. The demutualization is intended to further sharpen our for-profit focus, increase value to shareholders and enhance CBOE’s strategic optionality. An exchange-wide communications effort is currently underway to educate owners and staff regarding this exciting next step in CBOE’s demutualization process. If you have not already done so, we urge you to read the S-4 and our detailed Q&A, both of which can be found under the “CBOE Demutualization” link at www.cboe.com/Demutualization.

CLOSING THE BOOKS ON 2006

Our achievements in 2006 were made possible by our member firm community’s continued recognition of CBOE as a market place of choice; by our liquidity providers, who continued to ensure that CBOE is represented at the NBBO in this extremely competitive marketplace; and by traders and member firms who concentrated their floor operations at CBOE.  We pledge to continue to do all that we can to make CBOE the marketplace of choice for years to come.

Finally, we thank and congratulate staff and members for helping to make 2006 a year for the record books at CBOE. We look forward to all that we can accomplish by working together in 2007.

Please feel free to e-mail us with any questions or comments.

Bill Brodsky	Ed Joyce	Ed Tilly	Brad Griffith
brodsky@cboe.com	joyce@cboe.com	tillye@cboe.com	griffith@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago

Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.